FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 1-07952

KYOCERA CORPORATION

6, Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: October 30, 2014

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Six Months Ended September 30, 2014

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Six Months Ended September 30, 2014

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Six Months Ended September 30, 2014

(1) Consolidated results of operations					(% of change from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Six Months ended September 30, 2014	714,329	2.1	54,751	(5.9)	68,118	(1.4)	43,649	1.7
Six Months ended September 30, 2013	699,663	15.0	58,203	124.8	69,053	93.3	42,930	69.2

(Note) Comprehensive income:

120,677 million yen for the six months ended September 30, 2014, (24.2)% of change from previous period

159,209 million yen for the six months ended September 30, 2013, 487.2% of change from previous period

	Net income attributable to shareholders of Kyocera Corporation per share-Basic	Net income attributable to shareholders of Kyocera Corporation per share-Diluted
	Yen	Yen
Six Months ended September 30, 2014	118.98	118.98
Six Months ended September 30, 2013	117.02	117.02

Kyocera Corporation undertook a stock split at the ratio of two-for-one of all common stock on October 1, 2013. “Net income attributable to shareholders of Kyocera Corporation per share–Basic” and “Net income attributable to shareholders of Kyocera Corporation per share–Diluted” during the six months ended September 30, 2013 are calculated under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2014 in accordance with the standard related to earnings per share.

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
September 30, 2014	2,773,673	2,088,342	2,009,597	72.5
March 31, 2014	2,636,704	1,987,226	1,910,083	72.5

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2014	—	80.00	—	40.00	—
Year ending March 31, 2015	—	40.00	—	40.00	80.00

(Note) Kyocera Corporation has adopted a resolution at the meeting of its Board of Directors held on October 30, 2014 to pay “End of second quarter” dividends (or interim dividends) per share of 40.00 yen for the year ended March 31, 2015. “End of second quarter” dividend per share of 80.00 yen for the year ended March 31, 2014 was calculated based on the number of shares before the stock split undertaken on October 1, 2013.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2015

(% of change from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2015	1,580,000	9.2	135,000	12.0	158,000	8.0	97,000	9.3	264.40

(Note) Forecast of earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares outstanding during the six months ended September 30, 2014.

(Notes)

(1) Increase or decrease in significant subsidiaries during the six months ended September 30, 2014: None

(2) Adoption of concise quarterly accounting method or procedure: None

(3) Changes in accounting policies:

(i)	Changes due to adoption of new accounting standards: Please refer to the accompanying “3. OTHER INFORMATION” on page 15.

(ii)	Changes due to other than adoption of new accounting standards: None

(4) Number of shares (common stock):

(i) Number of shares issued:

377,618,580 shares at September 30, 2014	377,618,580 shares at March 31, 2014

(ii) Number of treasury stock:

10,754,038 shares at September 30, 2014	10,751,865 shares at March 31, 2014

(iii) Average number of shares outstanding:

366,865,668 shares for the six months ended September 30, 2014	366,875,459 shares for the six months ended September 30, 2013

“Average number of shares outstanding” for the six months ended September 30, 2013 are calculated under the assumption that the stock split undertaken on October 1, 2013 had been undertaken at the beginning of the year ended March 31, 2014.

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of the review procedure under the Financial Instruments and Exchange Law of Japan. The review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 10.

Accompanying Information

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Six Months Ended September 30, 2014

Economic Situation and Business Environment

During the six months ended September 30, 2014 (“the first half”), the Japanese economy posted sluggish growth compared with the six months ended September 30, 2013 (“the previous first half”) due to stagnation in personal consumption reflecting the impact of an increase in the consumption tax rate, despite a moderate increase in capital investment. Overseas, the U.S. economy expanded on the back of solid growth in personal consumption and capital investment. The Chinese economy continued to post stable growth, while the European economy showed signs of slowing due to slumping domestic demand.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), demand for smartphones grew, particularly in emerging countries, and in the automotive market, sales increased steadily, mainly in China and the United States. Growth in the solar energy market in Japan, however, slowed considerably due mainly to the impact of the consumption tax rate increase and the end of government subsidies supporting solar power generation systems for residential use.

Consolidated Financial Results

Consolidated net sales for the first half amounted to ¥714,329 million, an increase of ¥14,666 million, or 2.1%, compared with ¥699,663 million for the previous first half due to increased sales in the Semiconductor Parts Group and the Information Equipment Group, despite declines in sales in the Electronic Device Group, which conducted structural reforms in the year ended March 31, 2014 (“the previous fiscal year”), and the Telecommunications Equipment Group.

Profit for the first half decreased compared with the previous first half due primarily to a decrease in profit in the Applied Ceramic Products Group mainly reflecting a decline in product selling prices, despite a significant increase in profit in the Information Equipment Group and more than double-digit increases in profit in the Fine Ceramic Parts Group and the Electronic Device Group. Profit from operations for the first half decreased by ¥3,452 million, or 5.9%, to ¥54,751 million, compared with ¥58,203 million for the previous first half. Income before income taxes decreased by ¥935 million, or 1.4%, to ¥68,118 million, compared with ¥69,053 million for the previous first half. On the other hand, net income attributable to shareholders of Kyocera Corporation in the first half increased by ¥719 million, or 1.7%, to ¥43,649 million, compared with ¥42,930 million for the previous first half due to decreased income taxes through the tax system revision in Japan.

Average exchange rates for the first half were ¥103 to the U.S. dollar, marking depreciation of ¥4 (approximately 4%) from ¥99 for the previous first half, and ¥139 to the Euro, marking depreciation of ¥9 (approximately 7%) from ¥130 for the previous first half.

	Six months ended September 30,				Increase (Decrease)
	2013		2014
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except exchange rates)
Net sales	¥699,663	100.0	¥714,329	100.0	¥14,666	2.1
Profit from operations	58,203	8.3	54,751	7.7	(3,452)	(5.9)
Income before income taxes	69,053	9.9	68,118	9.5	(935)	(1.4)
Net income attributable to shareholders of Kyocera Corporation	42,930	6.1	43,649	6.1	719	1.7
Average US$ exchange rate	99	—	103	—	—	—
Average Euro exchange rate	130	—	139	—	—	—

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales and operating profit in this reporting segment increased significantly compared with the previous first half due to an increase in sales of components for industrial machinery such as semiconductor processing equipment and of automotive components such as camera modules.

2) Semiconductor Parts Group

Sales in this reporting segment increased compared with the previous first half due to contribution from sales by Kyocera Circuit Solutions, Inc., which became a consolidated subsidiary of Kyocera in October 2013, and to an increase in sales of ceramic packages for telecommunications infrastructure and digital consumer equipment, particularly smartphones. Operating profit, however, decreased compared with the previous first half due primarily to the impact of a decline in demand for organic packages used in servers and to a decrease in product selling prices.

3) Applied Ceramic Products Group

The cutting tool business showed steady growth due to an increase of production volume on the part of automotive related market. Sales in the solar energy business, however, decreased compared with the previous first half due to the absence of sales contributions from large-scale solar projects for the public and commercial sectors recorded in the previous first half. As a result, sales in this reporting segment as a whole decreased compared with the previous first half. Operating profit decreased compared with the previous first half due to a decline in prices of solar modules.

4) Electronic Device Group

Sales in this reporting segment decreased compared with the previous first half due to the impact of structural reforms implemented in the previous fiscal year to downsize certain operations, despite steady growth in sales of components for smartphones. Operating profit, however, increased considerably compared with the previous first half due mainly to a reduction in costs, as well as the effect of the aforementioned structural reforms.

5) Telecommunications Equipment Group

Sales and operating profit in this reporting segment decreased compared with the previous first half due to a decline in demand in Japan, despite growth in sales overseas primarily on account of new model introductions.

6) Information Equipment Group

Sales in this reporting segment increased compared with the previous first half as a result of an increase in sales volume, particularly of multifunctional products, due to active efforts to cultivate markets and to expand sales of new products. Operating profit increased significantly compared with the previous first half due in part to an increase in sales of consumables and to a reduction in costs.

7) Others

Sales in this reporting segment increased compared with the previous first half due to an increase in sales primarily at Kyocera Communication Systems Co., Ltd. and Kyocera Chemical Corporation. Operating profit increased compared with the previous first half due to the effect of the increase in sales.

Net Sales by Reporting Segment

	Six months ended September 30,				Increase
	2013		2014		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥38,187	5.5	¥43,224	6.0	¥5,037	13.2
Semiconductor Parts Group	87,063	12.4	102,173	14.3	15,110	17.4
Applied Ceramic Products Group	127,515	18.2	124,714	17.5	(2,801)	(2.2)
Electronic Device Group	147,451	21.1	138,843	19.4	(8,608)	(5.8)

Total Components Business	400,216	57.2	408,954	57.2	8,738	2.2
Telecommunications Equipment Group	96,557	13.8	91,555	12.8	(5,002)	(5.2)
Information Equipment Group	144,525	20.7	157,648	22.1	13,123	9.1

Total Equipment Business	241,082	34.5	249,203	34.9	8,121	3.4
Others	79,713	11.4	83,457	11.7	3,744	4.7
Adjustments and eliminations	(21,348)	(3.1)	(27,285)	(3.8)	(5,937)	—

Net sales	¥699,663	100.0	¥714,329	100.0	¥14,666	2.1

Operating Profit (Loss) by Reporting Segment
	Six months ended September 30,				Increase
	2013		2014		(Decrease)
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥5,762	15.1	¥7,009	16.2	¥1,247	21.6
Semiconductor Parts Group	16,041	18.4	14,655	14.3	(1,386)	(8.6)
Applied Ceramic Products Group	14,834	11.6	5,776	4.6	(9,058)	(61.1)
Electronic Device Group	14,662	9.9	16,684	12.0	2,022	13.8

Total Components Business	51,299	12.8	44,124	10.8	(7,175)	(14.0)
Telecommunications Equipment Group	266	0.3	(1,258)	—	(1,524)	—
Information Equipment Group	10,449	7.2	17,207	10.9	6,758	64.7

Total Equipment Business	10,715	4.4	15,949	6.4	5,234	48.8
Others	2,001	2.5	2,494	3.0	493	24.6

Operating profit	64,015	9.1	62,567	8.8	(1,448)	(2.3)
Corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary	5,370	—	6,109	—	739	13.8
Adjustments and eliminations	(332)	—	(558)	—	(226)	—

Income before income taxes	¥69,053	9.9	¥68,118	9.5	¥(935)	(1.4)

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales in Japan decreased compared with the previous first half due primarily to a decline in sales for large-scale solar projects for public and commercial sectors, although sales in the Semiconductor Parts Group increased.

2) Asia

Sales in Asia increased compared with the previous first half due primarily to an increase in sales in the cutting tool business, the Electronic Device Group and the Semiconductor Parts Group.

3) Europe

Sales in Europe increased compared with the previous first half due primarily to an increase in sales in the Information Equipment Group supported by growth in sales volume of multifunctional products and the Electronic Device Group.

4) United States of America

Sales in the United States of America increased compared with the previous first half due mainly to increased sales in the Information Equipment Group.

5) Others

Sales in Others decreased slightly compared with the previous first half due to a decrease in sales in the Semiconductor Parts Group and the Telecommunications Equipment Group despite increased sales in the Information Equipment Group.

	Six months ended September 30,				Increase (Decrease)
	2013		2014
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥299,430	42.8	¥295,404	41.4	¥(4,026)	(1.3)
Asia	139,201	19.9	142,288	19.9	3,087	2.2
Europe	114,119	16.3	129,071	18.1	14,952	13.1
United States of America	113,870	16.3	115,056	16.1	1,186	1.0
Others	33,043	4.7	32,510	4.5	(533)	(1.6)

Net sales	¥699,663	100.0	¥714,329	100.0	¥14,666	2.1

(2) Consolidated Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at September 30, 2014 decreased by ¥37,374 million to ¥297,800 million from ¥335,174 million at March 31, 2014.

1) Cash flows from operating activities

Net cash provided by operating activities for the first half decreased by ¥10,550 million to ¥63,915 million from ¥74,465 million for the previous first half. This was mainly because cash flow adjustments related to deferred income taxes and receivables exceeded cash flow adjustment related to other current liabilities.

2) Cash flows from investing activities

Net cash used in investing activities for the first half increased by ¥33,283 million to ¥87,050 million from ¥53,767 million for the previous first half. This was due mainly to an increase in payments for purchases of held-to-maturity securities and a decrease in withdrawal of time deposits and certificate of deposits, which were partly offset by increases in proceeds from sales and maturities of held-to-maturity and available-for-sale securities and a decrease in acquisition of time deposits and certificate of deposits.

3) Cash flows from financing activities

Net cash used in financing activities for the first half increased by ¥7,668 million to ¥22,037 million from ¥14,369 million for the previous first half. This was due mainly to an increase in dividends paid and purchases of noncontrolling interests.

	Six months ended September 30,
	2013	2014
	(Yen in millions)
Cash flows from operating activities	¥74,465	¥63,915
Cash flows from investing activities	(53,767)	(87,050)
Cash flows from financing activities	(14,369)	(22,037)
Effect of exchange rate changes on cash and cash equivalents	5,160	7,798
Net increase (decrease) in cash and cash equivalents	11,489	(37,374)
Cash and cash equivalents at beginning of period	305,454	335,174
Cash and cash equivalents at end of period	¥316,943	¥297,800

(3)  Interim dividend for the year ending March 31, 2015

Kyocera Corporation (the “Company”) has adopted a basic guideline to the effect that dividend amounts will in principle be within the amount of net income attributable to shareholders of the Company on a consolidated basis, and subject to this guideline has set its consolidated dividend policy to maintain a consolidated payout ratio of 30% or more. The Company has fixed the amount of its interim dividend for the year ending March 31, 2015 (“fiscal 2015”) at 40 yen per share, in accordance with this basic profit allocation policy.

The Company undertook a stock split at the ratio of two-for-one of all common stock on October 1, 2013, and there is no effective change in interim dividends in fiscal 2015, as compared with its interim dividends of 80 yen per share in the year ended March 31, 2014, which based on the number of shares prior to the stock split.

The Company forecasts payment of its year-end dividend for fiscal 2015 in the amount of 40 yen per share, and has not changed its previously published annual dividend forecast of 80 yen per share.

(4)  Consolidated Financial Forecasts for the Year Ending March 31, 2015

From the three months ending December 31, 2014 (“the third quarter”) onward, Kyocera expects component demand to increase on the back of increased production of digital consumer equipment, particularly smartphones, and steady growth in the industrial machinery market and automotive related markets. Kyocera also expects sales to increase due to active new product introductions of mobile phone handsets and multifunctional products and to market cultivation.

In light of this outlook, sales and profit from the third quarter onward are projected to exceed the first half as originally forecasted, and as a result, Kyocera has not revised its consolidated financial forecasts for the year ending March 31, 2015 as announced in April 2014. Forecasts for operating profit in each of the reporting segments have been revised as shown on the following page, based on results in the first half and the outlook for the third quarter onward.

Kyocera has revised its forecasts of average exchange rates for the second half from the projections made in April 2014, from ¥100 to ¥105 against the U.S. dollar and from ¥137 to ¥135 against the Euro. As a result, full-year forecasts of average exchange rates for the year ending March 31, 2015 have been revised to ¥104 to the U.S. dollar and ¥137 to the Euro.

Kyocera aims to achieve its full-year financial forecasts by continuing to leverage the collective capabilities of the Kyocera Group in order to secure orders, strengthen new product development and cultivate new markets, as well as through comprehensive cost reductions.

	Results for the year ended March 31, 2014		Forecasts for the year ending March 31, 2015		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except exchange rates)
Net sales	¥1,447,369	100.0	¥1,580,000	100.0	132,631	9.2
Profit from operations	120,582	8.3	135,000	8.5	14,418	12.0
Income before income taxes	146,268	10.1	158,000	10.0	11,732	8.0
Net income attributable to shareholders of Kyocera Corporation	88,756	6.1	97,000	6.1	8,244	9.3
Average US$ exchange rate	100	—	104	—	—	—
Average Euro exchange rate	134	—	137	—	—	—

Net Sales by Reporting Segment

	Results for the year ended March 31, 2014		Forecasts for the year ending March 31, 2015 announced on				Increase (Decrease) to Results
			April 28, 2014 (Previous)		October 30, 2014 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥80,020	5.5	¥91,000	5.7	¥91,000	5.7	13.7
Semiconductor Parts Group	187,891	13.0	224,000	14.2	224,000	14.2	19.2
Applied Ceramic Products Group	272,795	18.9	303,000	19.2	303,000	19.2	11.1
Electronic Device Group	284,322	19.6	291,000	18.4	291,000	18.4	2.3

Total Components Business	825,028	57.0	909,000	57.5	909,000	57.5	10.2
Telecommunications Equipment Group	186,749	12.9	205,000	13.0	205,000	13.0	9.8
Information Equipment Group	307,848	21.3	335,000	21.2	335,000	21.2	8.8

Total Equipment Business	494,597	34.2	540,000	34.2	540,000	34.2	9.2
Others	173,137	11.9	178,000	11.3	178,000	11.3	2.8
Adjustments and eliminations	(45,393)	(3.1)	(47,000)	(3.0)	(47,000)	(3.0)	—

Net sales	¥1,447,369	100.0	¥1,580,000	100.0	¥1,580,000	100.0	9.2

Operating Profit by Reporting Segment
	Results for the year ended March 31, 2014		Forecasts for the year ending March 31, 2015 announced on				Increase (Decrease) to Results
			April 28, 2014 (Previous)		October 30, 2014 (Revised)
	Amount	%*	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥11,836	14.8	¥13,700	15.1	¥15,000	16.5	26.7
Semiconductor Parts Group	31,889	17.0	33,600	15.0	33,600	15.0	5.4
Applied Ceramic Products Group	33,501	12.3	30,300	10.0	15,000	5.0	(55.2)
Electronic Device Group	21,160	7.4	28,900	9.9	35,900	12.3	69.7

Total Components Business	98,386	11.9	106,500	11.7	99,500	10.9	1.1
Telecommunications Equipment Group	1,437	0.8	8,300	4.0	8,300	4.0	477.6
Information Equipment Group	28,193	9.2	33,500	10.0	33,500	10.0	18.8

Total Equipment Business	29,630	6.0	41,800	7.7	41,800	7.7	41.1
Others	6,276	3.6	6,400	3.6	6,400	3.6	2.0

Operating profit	134,292	9.3	154,700	9.8	147,700	9.3	10.0
Corporate and others	11,976	—	3,300	—	10,300	—	(14.0)

Income before income taxes	¥146,268	10.1	¥158,000	10.0	¥158,000	10.0	8.0

*	% to net sales of each corresponding segment

Note:  Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	Decline in demand for our products due to sluggish economic conditions in Japan and worldwide;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including the yen’s appreciation, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or our business activities;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations, or the possibility that amendments to laws and regulations or newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including plague, terrorist acts, international disputes and conflicts, etc. and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2014		September 30, 2014		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥335,174		¥297,800		¥(37,374)
Short-term investments in debt and equity securities	115,900		128,194		12,294
Other short-term investments	160,331		149,534		(10,797)
Trade notes receivables	22,054		19,261		(2,793)
Trade accounts receivables	257,850		266,008		8,158
Less allowances for doubtful accounts and sales returns	(5,062)		(5,410)		(348)
Inventories	335,802		360,522		24,720
Deferred income taxes	41,499		48,243		6,744
Other current assets	103,887		103,944		57

Total current assets	1,367,435	51.9	1,368,096	49.3	661

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	738,212		867,772		129,560
Other long-term investments	14,847		26,109		11,262

Total investments and advances	753,059	28.6	893,881	32.2	140,822

Property, plant and equipment:
Land	63,268		62,834		(434)
Buildings	344,167		348,474		4,307
Machinery and equipment	826,881		832,367		5,486
Construction in progress	11,821		13,133		1,312
Less accumulated depreciation	(975,580)		(985,465)		(9,885)

Total property, plant and equipment	270,557	10.3	271,343	9.8	786

Goodwill	116,632	4.4	117,897	4.3	1,265
Intangible assets	59,326	2.2	58,110	2.1	(1,216)
Other assets	69,695	2.6	64,346	2.3	(5,349)

Total non-current assets	1,269,269	48.1	1,405,577	50.7	136,308

Total assets	¥2,636,704	100.0	¥2,773,673	100.0	¥136,969

	March 31, 2014		September 30, 2014		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥4,064		¥4,792		¥728
Current portion of long-term debt	12,360		10,180		(2,180)
Trade notes and accounts payable	122,424		124,776		2,352
Other notes and accounts payable	48,224		51,043		2,819
Accrued payroll and bonus	56,068		57,357		1,289
Accrued income taxes	23,353		17,121		(6,232)
Other accrued liabilities	31,347		54,059		22,712
Other current liabilities	29,611		32,594		2,983

Total current liabilities	327,451	12.4	351,922	12.7	24,471

Non-current liabilities:
Long-term debt	19,466		19,010		(456)
Accrued pension and severance liabilities	36,812		32,919		(3,893)
Deferred income taxes	235,954		263,846		27,892
Other non-current liabilities	29,795		17,634		(12,161)

Total non-current liabilities	322,027	12.2	333,409	12.0	11,382

Total liabilities	649,478	24.6	685,331	24.7	35,853

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,666		162,733		67
Retained earnings	1,415,784		1,444,758		28,974
Accumulated other comprehensive income	250,963		321,447		70,484
Common stock in treasury, at cost	(35,033)		(35,044)		(11)

Total Kyocera Corporation shareholders’ equity	1,910,083	72.5	2,009,597	72.5	99,514

Noncontrolling interests	77,143	2.9	78,745	2.8	1,602

Total equity	1,987,226	75.4	2,088,342	75.3	101,116

Total liabilities and equity	¥2,636,704	100.0	¥2,773,673	100.0	¥136,969

Note: Accumulated other comprehensive income is as follows:

	March 31, 2014	September 30, 2014	Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥293,783	¥344,320	¥50,537
Net unrealized losses on derivative financial instruments	(260)	(398)	(138)
Pension adjustments	(21,101)	(21,586)	(485)
Foreign currency translation adjustments	(21,459)	(889)	20,570

Total	¥250,963	¥321,447	¥70,484

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Six months ended September 30,				Increase (Decrease)
	2013		2014
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥699,663	100.0	¥714,329	100.0	¥14,666	2.1
Cost of sales	518,916	74.2	525,286	73.5	6,370	1.2

Gross profit	180,747	25.8	189,043	26.5	8,296	4.6
Selling, general and administrative expenses	122,544	17.5	134,292	18.8	11,748	9.6

Profit from operations	58,203	8.3	54,751	7.7	(3,452)	(5.9)
Other income (expenses) :
Interest and dividend income	8,692	1.2	11,104	1.5	2,412	27.7
Interest expense	(1,022)	(0.1)	(880)	(0.1)	142	—
Foreign currency transaction gains, net	1,768	0.3	1,923	0.2	155	8.8
Other, net	1,412	0.2	1,220	0.2	(192)	(13.6)

Total other income (expenses)	10,850	1.6	13,367	1.8	2,517	23.2

Income before income taxes	69,053	9.9	68,118	9.5	(935)	(1.4)
Income taxes	23,281	3.4	21,055	2.9	(2,226)	(9.6)

Net income	45,772	6.5	47,063	6.6	1,291	2.8
Net income attributable to noncontrolling interests	(2,842)	(0.4)	(3,414)	(0.5)	(572)	—

Net income attributable to shareholders of Kyocera Corporation	¥42,930	6.1	¥43,649	6.1	¥719	1.7

Per share information:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥117.02		¥118.98
Diluted	117.02		118.98
Average number of shares of common stock outstanding:
Basic	366,875		366,866
Diluted	366,875		366,866

Notes:

(1)	Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares of stock outstanding during each period.
(2)	“Per share information” during the six months ended September 30, 2013 is calculated under the assumption that the stock split at the ratio of two-for-one of all common stock, which took effect on October 1, 2013, had been undertaken at the beginning of the year ended March 31, 2014.

Consolidated Statements of Comprehensive Income

	Six months ended September 30,		Increase (Decrease)
	2013	2014
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥45,772	¥47,063	¥1,291

Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities	92,150	50,531	(41,619)
Net unrealized losses on derivative financial instruments	(156)	(164)	(8)
Pension adjustments	(511)	(355)	156
Foreign currency translation adjustments	21,954	23,602	1,648

Total other comprehensive income (loss)	113,437	73,614	(39,823)

Comprehensive income	159,209	120,677	(38,532)
Comprehensive income (loss) attributable to noncontrolling interests	(5,625)	(6,447)	(822)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥153,584	¥114,230	¥(39,354)

(3) Notes to the consolidated financial statements

Cautionary Statement for Premise of a Going Concern

None.

Cautionary Statement for Significant Changes in Equity

None.

3. OTHER INFORMATION

Changes in accounting policies

Recently Adopted Accounting Standards

On April 1, 2014, Kyocera adopted Accounting Standards Update (ASU) No. 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date.” This accounting standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following: (a) The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors (b) Any additional amount the reporting entity expects to pay on behalf of its co-obligors. The accounting standard also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2014, Kyocera adopted ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” This accounting standard resolves the diversity in practice about whether Accounting Standards Codification (ASC) 810-10, “Consolidation—Overall,” or ASC 830-30, “Foreign Currency Matters—Translation of Financial Statements,” applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, this accounting standard resolves the diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2014, Kyocera adopted ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This accounting standard requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.